Exhibit 3.1

BANC OF CALIFORNIA, INC.

AMENDMENT NO. 3 TO THE

FOURTH AMENDED AND RESTATED BYLAWS

On January 10, 2017, the Board of Directors of Banc of California, Inc. (the “Corporation”), in accordance with the Fourth Amended and Restated Bylaws of the Corporation (the “Bylaws”) and the Maryland General Corporation Law, approved and adopted the following amendment to the Bylaws, to be effective immediately.

1.	Section 1.09(A) of the Bylaws is hereby amended by amending and restating the following sentence, which is currently inserted immediately prior to the last sentence of Section 1.09A:

Notwithstanding the foregoing, solely for purposes of the 2017 annual meeting of stockholders, to be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than 90 days or more than 180 days prior to the first anniversary of the 2016 annual meeting; provided, however, that in the event that the date of the 2017 annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 180th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which notice of the date of the 2017 annual meeting was mailed or public announcement of the date of the 2017 annual meeting is first made.

1